Filed by MDC Partners Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: MDC Partners, Inc.

Commission File No.: 001-13718

Date: March 12, 2021

STAGWELL COMES OUT SWINGING IN FIRST PUBLIC EARNINGS CALL

Touting itself as a state-of-the-art 'modern marketing company,' group takes jabs at legacy holding companies

By Judann Pollack. Published on March 09, 2021.

Mark Penn, president and managing partner, The Stagwell Group, came out swinging this morning. Credit: Composite by Ad Age (Sources: iStock/Bloomberg)

In its ﬁrst public earnings call today, The Stagwell Group made one thing clear: It wants to be taken seriously as a digital marketing player.

Mark Penn, president and managing partner, as well as chairman-CEO of MDC Partners, came out swinging in this morning’s webcast, saying that in its quest that begun more than ﬁve years ago to become a digital-ﬁrst “modern marketing company,” Stagwell has been making strategic investments and acquisitions at the rate of nearly one every two months, “at a time when our competitors have been cutting.”

Added Stagwell Partner Jay Leveton: “Unlike other marketing companies, we have avoided investments in duplicative assets to foster an atmosphere of collaboration among our companies and leaders. And, so doing, we have avoided the alphabet soup issue of having too many overlapping brands and the myriad reporting units currently plaguing the legacy holding companies. We have also generally avoided large earn-outs that weigh down balance sheets and keep leaders parochially focused on their own business at the expense of the larger organization.”

The privately held company reported huge gains in revenue compared to the major holding companies’ recent reports, albeit on a much smaller base. In the fourth quarter, Stagwell’s revenue shot up 67.5% to $313.1 million and organic revenue climbed 59.9%. By contrast, Omnicom Group’s worldwide revenue in the fourth quarter was down 9.3% to $3.76 billion and organic revenue fell 9.6%.

Stagwell’s strong quarter also was in contrast to merger partner MDC, which saw fourth-quarter revenue drop 14.1% to $382 million as organic revenue fell 13.7%. For the year, Stagwell’s revenue rose 41.3% to $888 million, while organic revenue was up 29.1%. Organic revenue growth strips out acquisitions, divestitures and the eﬀects of exchange rates.

Stagwell, which is in the ﬁnal stages of completing its merger with MDC, said the combined companies will compose one of the top 10 marketing services groups yet hold only 1% of the market, “presenting a huge runway for growth.” Leveton said that Johnson & Johnson was won with both MDC’s Doner and Stagwell’s Code & Theory participating in the pitch, citing it as an example of what the combined companies can achieve.

Stagwell attributed its results to businesses focused on digital media performance, e-commerce consulting, digital advocacy and fundraising and research and analysis, among others. “In 2020, we achieved record-breaking growth because of our digital and diversiﬁed approach,” said Leveton, because the “services we provide are what modern marketers need” even in a pandemic.

Where it felt the sting of COVID was in its travel-related businesses (it owns Ink, which provides branded content for airline companies such as travel magazines) and entertainment research, primarily polling at movie theaters (via its National Research Group unit), both of which saw drastic drop-oﬀs during lockdown. The election helped buoy results for its political businesses such as SKDKnickerbocker, Targeted Victory and Wye.

But the focus of the call was digital transformation eﬀorts. Leveton said Stagwell is now making investments in subscription-based SAAS brand-tracking programs for clients with the Harris Poll; permission-based telemetry data collection; cookie-less audience data programs; and software that enables personalized text messaging for campaigns at scale. It also discussed the fact that it is one of the larger spenders in the Google ecosystem and has an e-commerce practice enabling clients to manage Amazon, and is growing its “share of wallet” with media and streaming companies.

“In 2015 Stagwell started with just a vision, no revenue and no EBIDTA,” said Leveton. “We are now on the precipice of becoming one of the top 10 largest marketing services companies in the world with over $2 billion in forecasted revenue.”